SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Green Builders, Inc.
(Name of the Issuer)

Green Builders, Inc. Clark Wilson
(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

392744108
(CUSIP Number of Class of Securities)

Clark Wilson Corporate Secretary 8121 Bee Caves Road Austin, Texas 78746 (512) 732-0932
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Ted Gilman Andrews Kurth LLP 111 Congress Avenue, Suite 1700 Austin, Texas 78701 (512) 320-9292

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$10,391	$0.00

*
For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $10,391 by the Issuer in lieu of fractional shares immediately following a 1-for-500 reverse stock split to holders of fewer than 500 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.26 per pre-split share and 40,132 pre-split shares, the estimated aggregate number of shares held by such holders.

**
Pursuant to Rule 0-11(b)(1) and Fee Rate Advisory #5 dated March 11, 2009, the transaction valuation equals the value of the securities proposed to be acquired and the filing fee equals $55.80 per million of the transaction value, in each case based on the cash out prices proposed to be paid for the estimated numbers of shares of Common Stock proposed to be acquired in the Rule 13e-3 Transaction.  Because the filing fee payable is less than $1.00, no filing fee was paid.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: N/A
Form or Registration No.:  Schedule 13E-3
Filing Party:  Green Builders, Inc. and Clark Wilson
Date Filed:  November 18, 2009

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed jointly by Green Builders, Inc., a Texas corporation (the “Company”) and Clark Wilson, the President and Chief Executive Officer of the Company and a member of the Company’s Board of Directors.

Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.  SUMMARY TERM SHEET

Item 1001

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.”

Item 2.  SUBJECT COMPANY INFORMATION

Item 1002

(a)	Name and Address.

Green Builders, Inc., a Texas corporation, is the subject company. Its principal executive office is located at 8121 Bee Caves Road, Austin, Texas 78746 and its telephone number is (512) 732-0932.

(b)	Securities.

As of November 17, 2009, there were 23,135,539 issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”).

(c)	Trading Market and Price.

The Company’s Common Stock is traded on the Pink Sheets under the symbol “GRBU.” The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split” and “Financial Statements — Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.

(d)	Dividends.

No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split” and “Financial Statements — Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.

(e)	Prior Public Offerings.

The Company sold 5,000,000 shares of Common Stock at a price of $3.25 per share in an underwritten public offering that closed on May 19, 2007. The aggregate proceeds received by the Company were $16,250,000. This is the only underwritten public offering undertaken by the Company in the past three years.

(f)	Prior Stock Purchases.

The Company has not purchased any of the Common Stock in the past two years.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSONS

Item 1003

(a)	Name and Address.

Green Builders, Inc., the subject company, and Clark Wilson are the filing persons of this Schedule 13E-3. The business office address for the Company and Mr. Wilson is 8121 Bee Caves Road, Austin, Texas 78746 and the business telephone number for the Company and Mr. Wilson is (512) 732-0932. Mr. Wilson is the Company’s President and Chief Executive Officer and is the Chairman of the Company’s Board of Directors.

(b)	Business and Background of Entities.

Not applicable.

(c)	Business and Background of Natural Persons.

Mr. Wilson has served as the Company’s President and Chief Executive Officer and the Chairman of the Company’s Board of Directors since October 2005. Beginning in 2002, Mr. Wilson served as a principal in Athena Equity Partners-Hays, L.P., a Texas limited partnership that specialized in commercial real estate investments, which merged with Wilson Family Communities, Inc. in May 2005. Mr. Wilson served as the President and Chief Executive Officer of Clark Wilson Homes, Inc., a subsidiary of Capital Pacific Holdings, from 1992 to 2002. Previously, Mr. Wilson was the President of Doyle Wilson Homebuilder, Inc., serving in that position in 1992. Mr. Wilson served as Vice President of Doyle Wilson Homebuilder, Inc. from 1986 to 1992. Mr. Wilson attended Amarillo College and the University of Texas at Austin, and has nearly 25 years of experience in the homebuilding industry.

Mr. Wilson has not been (i) convicted in any criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.

Mr. Wilson is a citizen of the United States.

Item 4. TERMS OF THE TRANSACTION

Item 1004

(a)	Material Terms.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Structure of the Reverse/Forward Stock Split,” “Special Factors,” “Fairness of the Reverse/Forward Stock Split to Stockholders,” “Description of the Reverse/Forward Stock Split,” “Financing of the Reverse/Forward Stock Split,” “Costs of the Reverse/Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split — Reservation of Rights” is incorporated herein by reference.

(c)	Different Terms.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Structure of the Reverse/Forward Stock Split,” “Special Factors,” “Fairness of the Reverse/Forward Stock Split to Stockholders,” “Description of the Reverse/Forward Stock Split — Holders as of Effective Date; Net Effect After Reverse/Forward Stock Split,” and “Description of the Reverse/Forward Stock Split — Exchange of Certificates for Cash Payment or Shares” is incorporated herein by reference.

(d)	Appraisal Rights.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split” and “Description of the Reverse/Forward Stock Split — Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders.

The information set forth in the Information Statement under the caption “Fairness of the Reverse/Forward Stock Split to Stockholders — Procedural Fairness to All Stockholders” is incorporated herein by reference.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS–Fairness of the Reverse Stock Split.”

(f)	Eligibility for Listing or Trading.

Not applicable.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005

(a)	Transactions.

The information set forth in the Information Statement under the captions “Interests of Certain Persons” and “Past Contracts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b)	Significant Corporate Events.

The information set forth in the Information Statement under the caption “Past Contracts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(c)	Negotiations or Contacts.

The information set forth in the Information Statement under the caption “Past Contracts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities.

None

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006

(b)	Use of Securities Acquired.

Not applicable.

(c)	Plans.

(1) None.

(2) None.

(3)
The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Effect of the Reverse/Forward Stock Split on Option Holders, Holders of Purchase Warrants and Holders of Performance Warrants,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split,” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(4) None.

(5)	The information set forth in the Information Statement under the caption “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(6)	The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(7)	The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(8)	The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013

(a)	Purposes.

The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split” and “Special Factors — Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)	Alternatives.

The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Strategic Alternatives Considered” and “Special Factors — Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)	Reasons.

The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split” and “Special Factors — Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)	Effects.

The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Structure of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors – Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Special Factors — Effect of the Reverse/Forward Stock Split on Option Holders, Holders of Purchase Warrants, and Holders of Performance Warrants,” “Special Factors – Financial Effect of the Reverse/Forward Stock Split,” “Special Factors — United States Federal Income Tax Consequences of the Reverse/Forward Stock Split,” “Financing of the Reverse/Forward Stock Split,” “Costs of the Reverse/Forward Stock Split” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 8.  FAIRNESS OF THE TRANSACTION

Item 1014

(a)	Fairness.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Strategic Alternatives Considered,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

(b)	Factors Considered in Determining Fairness.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Strategic Alternatives Considered,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)	Approval of Security Holders.

The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split” and “Description of the Reverse/Forward Stock Split — Vote Required” is incorporated herein by reference.

(d)	Unaffiliated Representative.

No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors.

The Reverse/Forward Stock Split was approved unanimously by the Company’s Board of Directors, including each director who is not an employee of the Company. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Description of the Reverse/Forward Stock Split — Vote Required” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(f)	Other Offers.

Not applicable.

Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015

(a)	Report, Opinion or Appraisal.

The Company has not received or solicited any report, opinion, or appraisal from an outside party that is materially related to the Reverse/Forward Stock Split.

(b)	Preparer and Summary of the Report, Opinion or Appraisal.

Not applicable.

(c)	Availability of Documents.

Not applicable.

Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 1007

(a)	Source of Funds.

The information set forth in the Information Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Information Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)	Expenses.

The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split” and “Costs of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008

(a)	Securities Ownership.

The information set forth in the Information Statement under the captions “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions.

Not applicable.

Item 12. THE SOLICITATION OR RECOMMENDATION

Item 1012

(d)	Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Vote Required” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference. All of the Company’s officers and directors have consented to the Reverse/Forward Stock Split.

(e)	Recommendations of Others.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 13.  FINANCIAL STATEMENTS

Item 1010

(a)	Financial Information.

(1) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(2) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(3) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(4) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(b)	Pro-forma Information.

Not applicable.

Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009

(a)	Solicitations or Recommendations.

Not applicable.

(b)	Employees and Corporate Assets.

Not applicable.

Item 15. ADDITIONAL INFORMATION

Item 1011

(b)	Other Material Information.

The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.  EXHIBITS

Item 1016

(a)	The Company’s Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Green Builders, Inc.

Date: November 18, 2009	/s/ Clark Wilson
Clark Wilson
President and Chief Executive Officer

/s/ Clark Wilson
Clark Wilson

EXHIBIT INDEX

Exhibit Number	Description

(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on November 18, 2009 and incorporated herein by reference).